

July 26, 2022

Kui Shi
Chief Financial Officer
YanGuFang International Group Co., Ltd
3/F, Building 3
33 Suhong Road, Minhang District
Shanghai, China, 201100

> **Re: YanGuFang International Group Co., Ltd**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted July 14, 2022**
> **CIK No. 0001875496**

Dear Mr. Shi:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1

Index to Financial Statements, page F-1

1. Pursuant to Item 8.A.4 of Form 20-F, please provide audited financial statements that are no more than twelve months old. Alternatively, to the extent you meet the 15-month criteria outlined in Instruction 2. to Item 8.A.4, file the necessary representations as an exhibit to the registration statement.

   You may contact Ernest Greene at 202-551-3733 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Sergio Chinos at 202-551-7844 with any other questions.

         Sincerely,

         Division of Corporation Finance
         Office of Manufacturing